FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX REPORTS THIRD QUARTER RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Arthur J. Ayres Micrologix Biotech Inc. Telephone: (604) 221-9666 Toll-Free: (800) 665-1968 Fax: (604) 221-9688

MICROLOGIX REPORTS THIRD QUARTER RESULTS

Vancouver, CANADA, March 31, 2000 - Micrologix Biotech Inc. today reported a net loss of $5,683,963 or $0.22 per common share for the nine months ended January 31, 2000, compared to a net loss of $4,730,150 or $0.21 per common share for nine months ended January 31, 1999.

The increase in net loss was primarily due to the commitment of resources to research and development programs; in particular, the costs associated with the Phase II clinical trial of MBI 226 for the prevention of catheter-related bloodstream infections, preparations for and the initiation of Phase I clinical studies of MBI 594AN for the treatment of acne and prepa-rations for a Phase I clinical trial of MBI 853NL for the prevention of hospital-acquired Staphylococcus aureus infections. Research and development expenses were $4,506,475 an increase of 21%. General and corporate costs increased 16% to $1,732,251. Interest revenue was $554,763 an increase of 11% compared with 1999 principally due to higher average cash balances.

At January 31, 2000, the Company's cash and marketable securities were $19,199,398 (before $40 million special warrant financing closed March 20, 2000 at $10.00 per special warrant), an increase of $8,648,471 from April 30, 1999. This increase is comprised of $13,766,144 proceeds from the special unit financing completed in October 1999 ($13,561,368 net of financing costs payable) and $300,000 received from the exercise of stock options less $4,925,315 used for operating activities and $492,358 to fund capital expenditures. There are currently 31,429,017 common shares outstanding (January 31, 2000 - 30,901,099).

Micrologix Biotech Inc. is a biopharmaceutical company developing novel drugs to treat severe and life-threatening diseases-particularly those caused by antibiotic-resistant microorganisms. Micrologix has been granted fast track designation by the US Food and Drug Administration for MBI 226, an antimicrobial drug product for the prevention of central venous catheter-related bloodstream infections which the Company anticipates will be in Phase III clinical trials in Q3 2000. In Q1 2000, Micrologix initiated Phase I clinical trials of MBI 594AN for the treatment of acne and MBI 853NL for the prevention of hospital-acquired S. aureus infections. The Company anticipates completing both trials by mid-2000. Micrologix's portfolio of drug candidates is based on improved analogs of the anti-infective peptide compounds found in the host-defense systems of most life forms.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Canadian Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.